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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                (Amendment No. 6)
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                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                    Commonwealth Telephone Enterprises, Inc.
                                (Name of Issuer)

                  Common Stock              Class B Common Stock
                  $1.00 Par Value           $1.00 Par Value

                        (Title of Classes of Securities)
             -------------------------------------------------------

                    126504208                    126504109

                                 (Cusip Numbers)

                         Level 3 Delaware Holdings, Inc.
                         Eldorado Equity Holdings, Inc.
                       (Name of Persons Filing Statement)

                             Thomas C. Stortz, Esq.
                        c/o Level 3 Communications, Inc.
                               1025 Eldorado Blvd.
                           Broomfield, Colorado 80021
                                 (720) 888-1000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  November 12, 2002
             (Date of Event which Requires Filing of this Statement)


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If the filing person has previously  filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of SS240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following: [ ]


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

                                 SCHEDULE 13D/A

---------------------------------------------

CUSIP Nos.  126504109/126504208
---------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON:  Level 3 Delaware Holdings, Inc.
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  84-1572756
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ------------------------------------------------------------------------------------------------------------ --------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                                           (a)  |X|
                                                                                                                           (b)  [ ]
------------- ------------------------------------------------------------------------------------------------------------ --------
------------- ---------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY


------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

                   OO
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------

     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]


                   N/A
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
------------- ---------------------------------------------------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH       7      SOLE VOTING POWER  (See Item 5)
           REPORTING PERSON WITH
                                                              0
--------------------------------------------- ---------- --------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
                                                  8      SHARED VOTING POWER (See Item 5)

                                                              4,741,326 Common Stock
                                                              1,017,061 Class B Common Stock
--------------------------------------------- ---------- --------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
                                                  9      SOLE DISPOSITIVE POWER (See Item 5)

                                                              0
--------------------------------------------- ---------- --------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
                                                 10      SHARED DISPOSITIVE POWER (See Item 5)

                                                              4,741,326 Common Stock
                                                              1,017,061 Class B Common Stock
--------------------------------------------- ---------- --------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,741,326 Common Stock
                   1,017,061 Class B Common Stock
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ------------------------------------------------------------------------------------------------------------ --------

     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)                         [ ]
------------- ------------------------------------------------------------------------------------------------------------ --------
------------- ---------------------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   22.14% of Common Stock
                   49.54% of Class B Common Stock
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

                   CO
------------- ---------------------------------------------------------------------------------------------------------------------

---------------------------------------------

CUSIP Nos.  126504109/126504208
---------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON:  Eldorado Equity Holdings, Inc.
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  27-0001469
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ------------------------------------------------------------------------------------------------------------ --------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                                           (a)  |X|
                                                                                                                           (b)  [ ]
------------- ------------------------------------------------------------------------------------------------------------ --------
------------- ---------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY


------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

                   OO
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------

     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]


                   N/A
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
------------- ---------------------------------------------------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH       7      SOLE VOTING POWER  (See Item 5)
           REPORTING PERSON WITH
                                                              0
--------------------------------------------- ---------- --------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
                                                  8      SHARED VOTING POWER (See Item 5)

                                                              4,741,326 Common Stock
                                                              1,017,061 Class B Common Stock
--------------------------------------------- ---------- --------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
                                                  9      SOLE DISPOSITIVE POWER (See Item 5)

                                                              0
--------------------------------------------- ---------- --------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
                                                 10      SHARED DISPOSITIVE POWER (See Item 5)

                                                              4,741,326 Common Stock
                                                              1,017,061 Class B Common Stock
--------------------------------------------- ---------- --------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,741,326 Common Stock
                   1,017,061 Class B Common Stock
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ------------------------------------------------------------------------------------------------------------ --------

     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)                         [ ]
------------- ------------------------------------------------------------------------------------------------------------ --------
------------- ---------------------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   22.14% of Common Stock
                   49.54% of Class B Common Stock
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

                   CO
------------- ---------------------------------------------------------------------------------------------------------------------

This Amendment No. 6 to Schedule 13D amends the Schedule 13D dated April 19, 2001 of Level 3 Delaware Holdings, Inc., as amended by Amendment No. 1 dated May 4, 2001, Amendment No. 2 dated February 7, 2002, Amendment No. 3 dated March 8, 2002, Amendment No. 4 dated March 28, 2002 and Amendment No. 5 dated April 3, 2002(the "Schedule 13D"). The amended Schedule 13D is filed to report the execution of a shelf registration agreement among Level 3 Communications, Inc., Eldorado Equity Holdings, Inc. and the Company (as defined in the Schedule 13D) and the filing of a registration statement by the Company with respect to the sale by Eldorado Equity Holdings, Inc., from time to time, of up to 4,741,326 shares of Common Stock.

Unless otherwise indicated, each capitalized term used herein but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4.  Purpose of Transaction.

     Item 4 of the Schedule 13D is amended by adding the following paragraph immediately following the paragraph that currently appears as the second paragraph of such item:

On November 12, 2002, the Company filed a registration statement on Form S-3 (Registration File No. 333-101127) (the "Shelf Registration Statement") with respect to the sale by Eldorado, from time to time, of up to 4,741,326 shares of Common Stock pursuant to the shelf registration agreement described below. The Shelf Registration Statement does not cover any shares of Class B Common Stock. The filing of the Shelf Registration Statement is consistent with LTC's public statements that LTC would consider the possible sale of certain of its non-core assets, which include holdings in public companies such as the Company. The Shelf Registration Statement provides for the sale of the shares of Common Stock from time to time by Eldorado by one or more means, including without limitation, underwritten offerings, block trades, ordinary brokerage transactions, over-the-counter distributions and privately negotiated transactions.

Item 5.  Interest in Securities of the Company.

Items 5 (a), (b) and (c) of the Schedule 13D are amended and restated to read in their entirety as follows:

(a) and (b) Eldorado holds 4,741,326 shares of Common Stock, representing approximately 22.14% of the outstanding Common Stock, and Eldorado holds 1,017,061 shares of Class B Common Stock representing approximately 49.54% of the outstanding Class B Common Stock (together, the "Company Shares") based on the number of shares reported as outstanding by the Company as of June 30, 2002 in the Company's quarterly report on Form 10-Q for the three months ended June 30, 2002. Through its ownership of Eldorado, LTDH may, for purposes of Rule 13d-3 under the Exchange Act, be deemed to beneficially own the Company Shares. Eldorado shares with LDTH the power to vote or to direct the vote, and to dispose or direct the disposition of, the Company Shares. Through its indirect ownership of Eldorado, LTC may, for purposes of Rule 13d-3 under the Exchange Act, be deemed to beneficially own the Company Shares.

James Q. Crowe is the beneficial owner of 21,629 shares of Common Stock directly held by him, representing less than .1% of the outstanding Common Stock./1/ Mr. Crowe has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

____________________
(1) Includes options to purchase 8,000 shares of Common Stock exercisable within 60 days after March 15, 2002. None of these options has been exercised.

Richard R. Jaros is the beneficial owner of 9,886 shares of Common Stock directly held by him, representing less than .1% of the outstanding Common Stock./2/ Mr. Jaros has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

Walter Scott, Jr. is the beneficial owner of 115,062 shares of Common Stock directly by him, representing approximately .54% of the outstanding Common Stock./3/ Mr. Scott has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

All information in this item 5(a) and (b) as to the number of shares outstanding or the percentage of shares held are based on the number of shares reported outstanding by the Company as of June 30, 2002 in the Company's quarterly report on Form 10-Q for the three months ended June 30, 2002.

Except as set forth in this Item 5(a) and (b), none of the Level 3 Companies, nor, to the best knowledge of the Level 3 Companies, any persons named in Schedule A or B hereto, owns beneficially any shares of Common Stock.

(c) On November 12, 2002, the Company filed a registration statement on Form S-3 (Registration File No. 333-101127) with respect to the sale by Eldorado, from time to time, of up to 4,741,326 shares of Common Stock as a result of the exercise of certain demand registration rights described below. The filing of the registration statement is consistent with LTC's public statements that LTC would consider the possible sale of certain of its non-core assets, which include holdings in public companies such as the Company.

No transactions in the Common Stock or Class B Common Stock have been effected during the past 60 days by the Level 3 Companies or, to the best knowledge of the Level 3 Companies, by any of the persons named in Schedule A or B hereto.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Item 6 of the Schedule 13D is amended and restated to read in its entirety as follows:

The Company has entered into a Shelf Registration Agreement (the "Shelf Registration Rights Agreement") dated as of November 12, 2002 among the Company, LTC and Eldorado that amends, in part, the LTC Registration Rights Agreement referred to below and relates to the all shares of Common Stock that LTC or Eldorado owns, directly or indirectly. LTC and Eldorado negotiated the terms of the Shelf Registration Rights Agreement with a special committee of the Company's Board of Directors consisting of directors who are not affiliated with LTC. The Shelf Registration Statement was filed pursuant to the Shelf
Registration Rights Agreement. In addition to the filing of the Shelf Registration Statement, in the event that the Company preempts an underwritten offering of Common Stock by LTC or Eldorado with a primary offering of Common Stock, the Shelf Registration Rights Agreement provides LTC or Eldorado with the right to conduct a concurrent offering of Common Stock on the same terms and conditions as the primary offering. The Company will bear a portion of certain expenses incurred in connection with such concurrent offerings and an aggregate of two underwritten offerings of Common Stock and demand registration rights with respect to shares of Class B Common Stock, as described below. The preceding summary of the Shelf Registration Rights Agreement is qualified in its entirety by the terms of the Shelf Registration Rights Agreement which is incorporated herein by reference.

____________________
(2) Includes options to purchase 8,000 shares of Common Stock exercisable within 60 days after March 15, 2002. None of these options has been exercised.

(3) Includes options to purchase 8,000 shares of Common Stock exercisable within 60 days after March 15, 2002. None of these options has been exercised.

The Company is also a party to a Registration Rights Agreement, dated as of February 7, 2002 (as amended by the Shelf Registration Rights Agreement, the "LTC Registration Rights Agreement"), between the Company and LTC that now relates only to all shares of Class B Common Stock that LTC owns, directly or indirectly, today and may own in the future. LTC negotiated the terms of the LTC Registration Rights Agreement with a special committee of the Company's Board of Directors consisting of directors who are not affiliated with LTC. The LTC Registration Rights Agreement provides LTC with (i) two remaining demand registration rights (to be exercised by a majority of the holders of Class B Common Stock (as defined in the LTC Registration Rights Agreement)) and (ii) unlimited "piggyback" registration rights in respect of the Class B Common Stock. The Company will bear a portion of certain expenses incurred in connection with (i) the "piggyback" registration rights relating to the Class B Common Stock and (ii) an aggregate of two underwritten offerings of Common Stock, as described above, and demand registrations with respect to the shares of Class B Common Stock. The preceding summary of the LTC Registration Rights Agreement is qualified in its entirety by the terms of the LTC Registration Rights Agreement which is incorporated herein by reference.

The Company is also party to a Registration Rights Agreement (the "1998 Registration Rights Agreement") dated as of October 23, 1998 among the Company, and Walter Scott, Jr., James Q. Crowe, and David C. McCourt. (the "Committed Individuals"). Pursuant to the Registration Rights Agreement, the Committed Individuals have (i) two demand registration rights (to be exercised by a majority of the Committed Individuals) and (ii) unlimited "piggyback" registration rights in respect of the shares of Common Stock issued to the Committed Individuals pursuant to a described rights offering. These registration rights are provided at the expense of the Company. The preceding summary of the 1998 Registration Rights Agreement is qualified in its entirety by the terms of the 1998 Registration Rights Agreement which is incorporated herein by reference.

Except as described herein, to the best knowledge of the Level 3 Companies, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

     10.4 Shelf Registration Agreement dated as of November 12, 2002 among Commonwealth Telephone Enterprises, Inc., Level 3 Communications, Inc. and Eldorado Equity Holdings, Inc.

                                   SIGNATURES

After  reasonable   inquiry  and  to  the  best  knowledge  and  belief  of  the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 13, 2002

LEVEL 3 DELAWARE HOLDINGS, INC.



By:  /s/ Neil Eckstein
Name: Neil Eckstein
Title: Vice President

ELDORADO EQUITY  HOLDINGS, INC.



By:  /s/ Neil Eckstein
Name: Neil Eckstein
Title: Vice President